Exhibit 23.1



            Consent of Independent Registered Public Accounting Firm



The Board of Directors
General Communication, Inc.:


We consent to the incorporation by reference in the registration statements (No. 33-60728 and No. 33-60222) on Forms S-8 of General Communication, Inc. of our reports dated March 11, 2005, with respect to the consolidated balance sheets of General Communication, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, management's assessment of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004, annual report on Form 10-K of General Communication, Inc.




/signed/
Anchorage, Alaska
March 15, 2005